

July 1, 2014

Via E-mail
Jamal Houghton
Associate General Counsel and Assistant Secretary
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, NY 11714

> **Re: Cablevision Systems Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Definitive Proxy Statement**
> **Filed April 11, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 8, 2014**
> **Form 8-K**
> **Filed May 8, 2014**
> **File No. 001-14764**

Dear Mr. Houghton:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1. The website of your Optimum cable service offers a cable package including "Cuba Play" featuring "100% Cuban produced television programming featuring…Cuban content." Other websites indicate that Optimum Online Cablevision Systems' servers in New York host the websites of Cuban companies offering trip and vacation services in Cuba. You disclose in the 10-K that your Optimum Voice service provides calling to

Cuba. Finally, the investor request section of your website lists Sudan in the country menu.

Cuba and Sudan are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba and Sudan, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Cuba and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Sudan.

Consolidated Statements of Cash Flows, page F-12

3. Please revise to reconcile "net cash provided by operating activities" to net income. Refer to ASC 230-10-45-28.

Note 13. Benefit Plans, page F-56

4. We note that you froze participation and future benefit accruals for certain employees, effective December 31, 2013. Please clarify whether this qualified as a plan curtailment or amendment, and explain why there is no adjustment to your benefit obligation or net benefit cost calculations attributable to a plan amendment or curtailment.

5. Further, please clarify whether you have disclosed both your projected and accumulated benefit obligations in accordance with ASC 715-20-50-1.

Jamal Houghton
Cablevision Systems Corporation
July 1, 2014
Page 3

Definitive Proxy Statement

Performance Awards, page 31

6. We note the use of net revenues to budget as your performance target under your annual incentive plan. Please disclose the targeted net revenue and actual net revenue amounts for the most recently completed year to provide investors with greater insight into your compensation policies.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Condensed Consolidated Statements of Comprehensive Income (Loss), page 5

7. Please tell us what contributed to the unrecognized loss due to remeasurement associated with your defined benefit pension plans and post retirement plans.

Form 8-K

8. We note that in your earnings release your reconciliation of non-GAAP adjusted operating cash flow to the most directly comparable GAAP measure presents a full non-GAAP income statement. Please reconcile each non-GAAP measure to its most directly comparable GAAP measure individually rather than presenting non-GAAP financial statements. Refer to Question and Answer 102.10 of our Compliance and Disclosure Interpretation related to non-GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Kathryn Jacobson, Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director